EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Three Months Ended June 30,
	2008	2007
		(Restated)
Consolidated income before provision for income taxes	$687	$282
Fixed charges:
Interest[1]	43	670
Portion of rent expense representative of the interest factor (deemed to be one-third)	2	2
Total fixed charges	45	672
Earnings available for fixed charges	$732	$954
Ratio of earnings to fixed charges	16.27	1.42

1 Components of interest expense are discussed under “Item 2., Management’s Discussion and
   Analysis” of  Financial Condition and Results of Operations, Interest Expense.